Exhibit 99.39

PRESS RELEASE

BROOKFIELD OFFICE PROPERTIES CANADA TO HOLD CONFERENCE
CALL AND WEBCAST OF 2010 SECOND QUARTER FINANCIAL
RESULTS THURSDAY, AUGUST 5, 2010 AT 9:00 A.M. (E.T.)

TORONTO, June 30, 2010 — Brookfield Office Properties Canada announced today that its 2010 second quarter financial results will be released after the market close on Wednesday, August 4, 2010.  Analysts, investors and other interested parties are invited to participate in the company’s live conference call and webcast on August 5 at 9:00 a.m. (E.T.) to discuss with members of senior management the company’s results and current business initiatives.  Both the press release and the supplemental information package will be available on the website at www.brookfieldofficepropertiescanada.com under “Investor Relations.”

Live audio of the call will be available via webcast at www.brookfieldofficepropertiescanada.com.  A replay of the webcast will be archived 24 hours after the end of the conference call and can be accessed for 90 days.

You may also participate by dialing into the live conference call toll free at 877-409-7635, pass code 85400178.  To ensure your participation, please call five minutes prior to the scheduled start of the call.  The call will be archived for 30 days and can be accessed by dialing toll free at 800-642-1687, pass code:  85400178.

Brookfield Office Properties Canada Profile
Brookfield Office Properties Canada’s portfolio is comprised of interests in 19 premier office properties totaling 14 million square feet in the downtown cores of Toronto, Calgary and Vancouver. Landmark assets include Brookfield Place in Toronto and Bankers Hall in Calgary. For more information, visit www.brookfieldofficepropertiescanada.com

Contact
Investor relations and media inquiries should be directed to Melissa Coley, Vice President, Investor Relations and Communications at (416) 359-8593. Inquiries regarding financial results should be directed to Bryan Davis, Senior Vice President and Chief Financial Officer, at (416) 359-8612.